Exhibit 99.1
VanceInfo Reports Solid Results for the Second Quarter 2011
Beijing, August 16, 2011 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2011.
Second Quarter 2011 Financial and Operating Highlights
•	Net revenues for the second quarter 2011 increased to $68.2 million, up 31.8% from $51.8 million for the second quarter 2010.

•	Gross profit for the second quarter 2011 was $24.8 million, up 21.1% from $20.5 million for the same period in 2010. Gross margin for the second quarter 2011 was 36.4%.

•	Net income in the second quarter 2011 was $7.1 million, compared to $7.2 million in the second quarter 2010. Non-GAAP net income (1) for the second quarter 2011 was $9.5 million, up 10.8% from the same period in 2010.

•	Diluted earnings per share (“EPS”) were $0.16 and non-GAAP diluted EPS (1) were $0.21 for the second quarter 2011, reflecting weaker than expected performance from the Japanese business and the newly acquired Lifewood business process outsourcing (“BPO”) business.

•	Employees totaled 12,542, including 11,227 billable professionals, as of June 30, 2011.
“Our business remained solid in the second quarter, as we delivered strong top-line performance despite macroeconomic weakness that has caused uncertainty within our industry. The growth we achieved was largely driven by our ongoing efforts to diversify our business through the addition of new customers and expansion of our operations into new vertical markets,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “While we have accomplished a great deal in the first half of 2011, we are faced with several challenges as well, with unprecedented margin pressure from the impact of broad-based wage inflation as a result of the rising inflationary environment in China. We remain committed to expanding our business through organic growth, complemented by selective acquisitions in key areas of our business, with a focus on keeping VanceInfo at the forefront of the industry and ahead of prevailing market trends. Although the near-term outlook for our industry lacks clarity, we are confident in the strength and potential of our business and believe that VanceInfo is well positioned for 2012 and beyond.”

(1)	Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures at the end of the press release.”

Second Quarter 2011 Financial Results
Due to the seasonal nature of its business, the Company presents its financial analysis on a year-over-year basis, comparing the second quarter of 2011 and the second quarter of 2010.
Net Revenues
Net revenues were $68.2 million in the second quarter of 2011, up 31.8% from $51.8 million for the second quarter 2010. The increase in net revenues was primarily driven by continued growth of the Company’s business in the U.S., Europe and Greater China (including Mainland China, Hong Kong, Taiwan and Macau) markets.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consists of research & development service line and globalization & localization service line. IT Services consists of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing service lines. Other Solutions & Services consists of BPO and system integration (“SI”) services and other solutions.
Net revenues from IT Services represented 41.3% of the revenues, up 62.6% from the year-ago quarter. Net revenues from Other Solutions & Services accounted for 4.6% of the total revenues during the second quarter of 2011 and grew 174.8% compared to the second quarter of 2010. The growth in Other Solutions & Services was fueled by the recent strengthening of the BPO business through the Lifewood acquisition in April 2011.

	Three Months Ended		Three Months Ended
	June 30, 2011		June 30, 2010
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$34,886	51.1%	$31,975	61.8%
Globalization & localization	2,034	3.0%	1,328	2.6%
IT Services
Enterprise solutions	5,508	8.1%	5,036	9.7%
Application development & maintenance	17,195	25.2%	9,647	18.6%
Quality assurance & testing	5,447	8.0%	2,626	5.1%
Other Solutions & Services	3,177	4.6%	1,156	2.2%

Total net revenues	$68,247	100.0%	$51,768	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $33.0 million or 48.4% of the net revenues in the second quarter of 2011, followed by 32.0% from clients headquartered in the United States, 16.1% in Europe and 2.8% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 73.7% of net revenues in the second quarter of 2011, while the United States accounted for 21.6%, Europe accounted for 2.2% and Japan accounted for 1.4% in the same period.
Net Revenues by Industries
Starting in 2011 the Company has begun disclosing its net revenue contribution by industry. The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and Others (including manufacturing, retail, distribution, travel and transportation and public services, etc.).

	Three Months Ended		Three Months Ended
	June 30, 2011		June 30, 2010
	(in thousands, except percentages)
Telecom	$28,527	41.8%	$24,899	48.1%
High Tech	22,644	33.2%	17,553	33.9%
BFSI	7,594	11.1%	3,459	6.7%
Others	9,482	13.9%	5,857	11.3%

Total net revenues	$68,247	100.0%	$51,768	100.0%

Largest Clients
Revenues from the top five clients totaled 53.5% of net revenues in the quarter, compared to 57.7% in the second quarter of 2010.
Gross Profit and Gross Margin
Gross profit in the second quarter 2011 was $24.8 million, an increase of 21.1% from $20.5 million in the second quarter of 2010. Gross margin was 36.4% in the second quarter 2011, compared to 39.7% in the second quarter of 2010. Excluding government subsidies of $0.3 million and $0.8 million, respectively, in the second quarter 2011 and 2010, gross margin declined 223 basis points in the second quarter of 2011, mainly attributable to the increasing pressure from wage inflation in the first half of 2011.
Operating Expenses
Selling, general and administrative expenses totaled $18.0 million for the second quarter 2011, up 46.4% from $12.3 million a year ago. The increase in selling, general and administrative expenses was due to continued investments in building solution-based capabilities and our newly acquired BPO business as well as higher share-based compensation due to substantially higher unit costs associated with the high strike price stock options granted in late 2010.
Operating Income and Operating Margin
Operating income in the second quarter 2011 was $7.7 million, compared to $8.3 million in the second quarter 2010. Non-GAAP operating income (1) in the second quarter 2011 was $10.0 million, compared to $9.7 million in the same period a year ago. Non-GAAP operating margin (1)was 14.7% in the second quarter 2011, compared to 18.7% in the second quarter 2010. Of the margin decline, approximately 200 basis points were attributable to (1) a weaker than expected operating loss from the Japanese unit due to the slower business activities after the earthquake, and (2) below average operating margin of our domestic financial services business and our newly acquired BPO business, both of which are still in the heavy investment phase.

Provision for Income Taxes
The provision for income taxes was $0.9 million in the second quarter of 2011, compared to $1.1 million in the second quarter of 2010. The effective tax rate was 10.7% for the second quarter 2011, compared to 13.1% for the corresponding period in 2010.
Net Income and EPS
Net income in the second quarter 2011 was $7.1 million, compared to $7.2 million in the second quarter 2010. Non-GAAP net income (1) was $9.5 million, up 10.8% from $8.6 million a year ago. Non-GAAP net margin (1) was 13.9% in the second quarter 2011, compared with 16.5% in the year-ago quarter.
Diluted EPS and Non-GAAP diluted EPS (1) were $0.16 and $0.21, respectively, based on 45.8 million total ADS-equivalent average shares outstanding, for the second quarter 2011, compared with $0.17 and $0.20, respectively, for the second quarter 2010,
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
Starting in earlier 2011, the Company began disclosing its cash flow statement. As of June 30, 2011, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-dated (2) investments totaling $153.4 million. Operating cash flow in the second quarter of 2011 was a net inflow of approximately $9.6 million, compared with $4.8 million in the second quarter 2010. The Company spent approximately $21 million in cash under the share repurchase program during the second quarter of 2011.
Days sales outstanding (“DSO”) was 128 days for the second quarter of 2011, improved from 136 days in the first quarter of 2011. DSO was 124 days for the trailing twelve months ended June 30, 2011, compared with 119 days for the trailing twelve months ended March 31, 2011. Unbilled accounts receivable was 63% of the total receivable as of June 30, 2011, improved from 69% as of December 31, 2010.
DSO was calculated by dividing average accounts receivable, net of average advance from clients and average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

(2)	Short-dated investments refer to investments that will mature within 14 months.

	Three Months Ended		Twelve Months Ended
	June 30, 2011	March 31, 2011	June 30, 2011	March 31, 2011
	(in thousands)
Gross revenues before business tax	$69,663	$58,690	$246,443	$229,807
Average advance from clients	$1,374	$1,146	$1,190	$1,112
Average deferred revenues	$954	$1,146	$1,166	$1,522
First Half 2011 Financial Results
Net Revenues
Net revenues for the first half of 2011 were $125.7 million, up 30.8% from $96.1 million in the first half of 2010.
Net Revenues by Service Lines

	Six Months Ended		Six Months Ended
	June 30, 2011		June 30, 2010
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$66,443	52.9%	$60,169	62.6%
Globalization & localization	3,567	2.8%	3,009	3.1%
IT Services
Enterprise solutions	10,175	8.1%	8,459	8.8%
Application development & maintenance	31,433	25.0%	17,026	17.7%
Quality assurance & testing	9,848	7.8%	5,162	5.4%
Other Solutions & Services	4,189	3.4%	2,267	2.4%

Total net revenues	$125,655	100.0%	$96,092	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $59.2 million or 47.1% of the net revenues in the first half of 2011, followed by 32.6% from clients headquartered in the United States, 16.2% in Europe and 3.2% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 73.7% of net revenues in the first half of 2011, while the United States accounted for 21.8%, Europe accounted for 2.2% and Japan accounted for 1.6% in the same period.
Net Revenues by Industries

	Six Months Ended		Six Months Ended
	June 30, 2011		June 30, 2010
	(in thousands, except percentages)
Telecom	$53,342	42.4%	$44,761	46.6%
High Tech	41,614	33.1%	33,761	35.1%
BFSI	14,016	11.2%	6,495	6.8%
Others	16,683	13.3%	11,075	11.5%

Total net revenues	$125,655	100.0%	$96,092	100.0%

Largest Clients
Revenues from the top five clients totaled 54.7% of the Company’s net revenues in the first half of 2011, compared to 57.9% in the same period in 2010.
Gross Profit and Gross Margin
Gross profit for the first half of 2011 was $46.3 million, an increase of 20.7% from $38.4 million in the first half of 2010. Gross margin was 36.9% in the first half of 2011, compared to 40.0% in the prior year period. Gross profit includes $1.5 million and $2.4 million of government subsidies in the first half of 2011 and 2010, respectively.
Operating Income and Operating Margin
Operating income in the first half of 2011 was $14.5 million, compared with 15.4 million in the same period last year. Non-GAAP operating income(1) in the first half of 2011 was $19.0 million, compared with $17.9 million in the same period last year. Non-GAAP operating margin(1) was 15.1% in the first half of 2011, compared to 18.7% in the year-ago period.

Net Income and EPS
Net income for the first half of 2011 was $14.1 million, compared to $13.8 million for the same period of 2010. Non-GAAP net income (1) was $18.6 million for the first half of 2011, up 14.0% from $16.3 million a year ago. Non-GAAP net margin (1) was 14.8%, compared with 16.9% in the first half of 2010. Diluted EPS for the first half of 2011 was $0.31, compared to $0.32 in the year-ago period. Non-GAAP diluted EPS (1) was $0.40 for the first half of 2011, compared to $0.38 for the first half of 2010.
Recent Developments
Acquisition of Remaining Equity in VanceInfo Australia
As disclosed previously, in September 2010, VanceInfo acquired a 20% equity interest in VanceInfo Technologies Australia Pty Ltd, or VanceInfo Australia (formerly named Salsatec Corporation Pty. Ltd.), an Australia-based IT services and solution provider for telecom and technology companies. In July 2011, VanceInfo completed the purchase of the remaining 80% equity interest in VanceInfo Australia. Under the terms of the acquisition agreement, VanceInfo will pay an initial consideration of approximately $0.64 million in cash. Contingent consideration will be paid based on VanceInfo Australia’s financial performance in the next 24 months. The acquisition is expected to strengthen VanceInfo’s business development and onshore delivery capabilities in the Asia Pacific markets.
Acquisition of DPC
In August 2011, VanceInfo acquired 100% equity interest in Beijing Data Pioneer Company Limited, or DPC, a China-based company providing IT consulting and services to Chinese domestic financial institutions. Under the terms of the acquisition agreement, VanceInfo paid an initial consideration of approximately $1.9 million in cash. Contingent consideration will be paid based on DPC’s financial performance in the next 12 to 24 months. The acquisition is expected to strengthen VanceInfo’s position in the domestic financial services sector. Over 120 professionals of DPC joined the Company in connection with the transaction.
Share Repurchase Program
In March 2011, the Company announced that its Board of Directors approved a share repurchase program, under which VanceInfo has been authorized, but is not obligated, to repurchase up to $40 million worth of outstanding American Depositary Shares (“ADSs”) representing the ordinary shares of VanceInfo from time to time over the next 12 months. As of June 30, 2011, 865,955 ordinary shares had been repurchased through open market transactions for a total consideration of approximately $21 million under this program. The Company intends to resume the buyback activities following completion of the second quarter earnings process.

Outlook for the Third Quarter and Full Year 2011
For the third quarter of 2011, the Company expects:
•	Third quarter 2011 net revenues to be between $69 million and $72 million, representing a 24% to 29% increase from the corresponding period in 2010.

•	Third quarter 2011 non-GAAP diluted EPS (1) to be between $0.19 and $0.21, based on 45.4 million total ADS-equivalent average shares outstanding.
For the full year 2011, the Company expects:
•	2011 net revenues to be at least $275 million, up at least 30% from 2010.
•	2011 non-GAAP diluted EPS (1) to be between $0.84 and $0.90, based on 45.6 million total ADS-equivalent average shares outstanding.

•	The EPS outlook assumes an effective income tax rate of approximately 11% for full year 2011.

•	The EPS outlook reflects continued uncertainties in the wage inflation environment and the timing of certain government subsidies due to a change in application process.

•	The above guidance does not reflect the potential business tax exemption as discussed in our February earnings release. We have not seen any implementation details of the new policy directives, and the effective date of such exemption remains uncertain.
Conference Call
The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Tuesday, August 16, 2011 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Dial-in Number: + 1.800.291.5365

•	International Dial-in Number: +1.617.614.3922

•	Hong Kong Dial-in Number: +852 3002 1672
Passcode: 74601977
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until August 23, 2011 at
•	U.S. Toll Free Dial-in Number: +1 888.286.8010

•	International Dial-in Number: +1 617.801.6888
Passcode: 62265463

About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to International Data Corporation (IDC). This marks the fourth consecutive year that VanceInfo has been ranked number one by IDC in this category.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2011” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of August 16, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	June 30,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$130,221	$161,265
Term deposits	5,000	5,000
Restricted cash	464	679
Held-to-maturity securities-current	15,676	13,208
Accounts receivable, net of allowance for doubtful accounts of $2,011 as of June 30, 2011 and $1,956 as of December 31, 2010, respectively	104,167	85,437
Other current assets	8,624	8,603

Total current assets	264,152	274,192
Property and equipment, net	21,085	20,344
Held-to-maturity securities-non current	2,080	1,558
Long-term investment	159	193
Goodwill and other intangible assets	54,892	34,908
Other long-term assets	20,872	20,444

Total assets	$363,240	$351,639

Liabilities and equity
Current liabilities	$45,684	$49,678
Non-current liabilities	17,943	5,794

Total liabilities	63,627	55,472
Equity (a)	299,613	296,167

Total liabilities and equity	$363,240	$351,639

Note:

(a)	As of June 30, 2011, there were 44,556,910 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net revenues	$68,247	$51,768	$125,655	$96,092
Cost of revenues (a)	(43,399)	(31,241)	(79,308)	(57,679)

Gross profit	24,848	20,527	46,347	38,413

Selling, general and administrative expenses (a)	(17,954)	(12,260)	(33,713)	(23,400)
Change in fair value of contingent consideration payable for business acquisition	513	(87)	602	(165)
Other operating income	278	152	1,230	566

Income from operations	7,685	8,332	14,466	15,414
Interest income, net	669	139	1,136	325
Exchange difference	(346)	(327)	(330)	(418)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	514	—

Income before income taxes and earnings in equity method investment	8,008	8,144	15,786	15,321

Provision for income taxes	(856)	(1,066)	(1,688)	(1,726)

Income before earnings in equity method investment	7,152	7,078	14,098	13,595
(Loss)earnings in equity method investment	(15)	109	(35)	157

Net income	$7,137	$7,187	$14,063	$13,752

Earnings per share
Basic — ordinary shares	$0.16	$0.18	$0.32	$0.35
Diluted — ordinary shares	0.16	0.17	0.31	0.32

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	43,687	39,697	43,754	39,568
Diluted — ordinary shares	45,827	43,055	45,993	42,989
Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $2,463 and $1,791 for the three months ended June 30, 2011 and 2010, respectively and $4,611 and $3,532 for the six months ended June 30, 2011 and 2010, respectively.

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
( U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	7,137	7,187	14,063	13,752
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,118	774	3,862	1,358
Depreciation and amortization of property and equipment	1,719	1,278	3,373	2,527
Loss on disposal of office rental	0	0	0	1,081
Amortization of intangible assets	744	513	1,238	1,004
Loss (gain) on foreign currency exchange forward contracts transfer to statements of operations	247	160	238	106
Loss on disposal of property and equipment	4	(248)	7	(214)
Allowance for doubtful accounts	(348)	359	(294)	485
Change in fair value of contingent consideration payable for acquisition	(513)	87	(602)	165
Earnings in equity method investment	15	(110)	35	(157)
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	(514)	—
Accrued interest income of available-for-sale investment	—	(9)	—	(13)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(105)	(195)	(154)	(582)
Accounts receivable	(5,652)	(8,503)	(15,880)	(8,218)
Prepaid expenses and other current assets	(1)	(753)	(892)	(429)
Deferred income tax assets-current	(242)	(281)	727	(84)
Deferred income tax assets-non current	26	(12)	19	(48)
Accounts payable	(149)	(9)	(588)	(202)
Deferred revenue	(135)	(1,139)	(399)	(1,202)
Accrued expenses and other payables	3,745	4,507	(1,526)	1,743
Income tax payable	1,190	1,361	289	1,053
Deferred income	(72)	(69)	640	(146)
Deferred income tax liability-non current	(118)	(128)	(209)	(317)

Net cash (used in) provided by operating activities	9,610	4,770	3,433	11,662

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(in U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from investing activities
Purchase of property and equipment	(2,190)	(3,527)	(3,580)	(4,956)
Consideration paid for business acquisitions	(7,322)	(975)	(9,086)	(1,095)
Cash received upon maturity of term deposit	0	0	5,000	0
Purchase of term deposit	0	0	(5,000)	0
Restricted cash	231	0	231	0
Purchase of non-current investment — held-to-maturity	0	(2,704)	(6,079)	(2,704)
Purchase of current investment — held-to-maturity	(2,097)	(3,012)	(5,253)	(11,488)
Proceeds from maturity of investments	7,272	1,964	8,293	8,069
Purchase of long-term investment	0	0	0	(440)
Proceeds from disposal of property and equipment	1	378	1	378

Net cash (used in) provided by investing activities	(4,105)	(7,876)	(15,473)	(12,236)

Cash flows from financing activities
Proceeds from exercise of options	381	711	2,804	2,142
Payment for issuance costs of ordinary shares upon share	0	(220)	0	(220)
Payment for issuance costs of ordinary shares upon share	0	0	(52)	0
Repurchase of ordinary shares	(21,031)	0	(21,031)	0
Proceeds of short-term bank loan	0	1,463	0	1,463
Repayments of short-term bank loan	(1,542)	0	(1,542)	0

Net cash provided by financing activities	(22,192)	1,954	(19,821)	3,385

Effect of exchange rate changes on cash	480	94	817	90
Net increase (decrease) in cash and cash equivalents	(16,687)	(1,152)	(31,861)	2,811
Cash and cash equivalents, beginning of period	146,428	68,016	161,265	64,057

Cash and cash equivalents, end of period	130,221	66,958	130,221	66,958

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended June 30, 2011				Three Months Ended June 30, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$7,685	$2,349	(a)	$10,034	$8,332	$1,373	(b)	$9,705
Operating margin	11.3%	3.4	%(a)	14.7%	16.1%	2.6	%(b)	18.7%
Net income	$7,137	$2,349	(a)	$9,486	$7,187	$1,373	(b)	$8,560
Net margin	10.5%	3.4	%(a)	13.9%	13.9%	2.6	%(b)	16.5%
Diluted EPS	$0.16	$0.05	(e)	$0.21	$0.17	$0.03	(e)	$0.20

	Six months Ended June 30, 2011				Six months Ended June 30, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$14,466	$4,499	(c)	$18,965	$15,414	$2,527	(d)	$17,941
Operating margin	11.5%	3.6	%(c)	15.1%	16.0%	2.7	%(d)	18.7%
Net income	$14,063	$4,499	(c)	$18,562	$13,752	$2,527	(d)	$16,279
Net margin	11.2%	3.6	%(c)	14.8%	14.3%	2.6	%(d)	16.9%
Diluted EPS	$0.31	$0.09	(e)	$0.40	$0.32	$0.06	(e)	$0.38
Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $744, change in fair value of contingent consideration payable for business acquisition of $(513) and share-based compensation of $2,118 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $513, change in fair value of contingent consideration payable for business acquisition of $87 and share-based compensation of $773 from the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,239, change in fair value of contingent consideration payable for business acquisition of $(602) and share-based compensation of $3,862 from the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,005, change in fair value of contingent consideration payable for business acquisition of $165, and share-based compensation of $1,357 from the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

	Three Months Ending September 30, 2011						Year Ending December 31, 2011
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of Estimate				Range of Estimate		Range of Estimate				Range of Estimate
	From	To			From	To	From	To			From	To
Diluted EPS (a)	$0.13	$0.15	$0.06	(b)	$0.19	$0.21	$0.61	$0.67	$0.23	(b)	$0.84	$0.90
Notes:

(a)	Based on 45.4 million and 45.6 million total ADS-equivalent average shares outstanding for the third quarter 2011 and full year 2011, respectively.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-based compensation expenses of approximately $2.9 million for the third quarter 2011 and $10.4 million for the full year 2011.
For further information, please contact:
In China
Anny Xu
Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com
Wendy Sun
The Piacente Group, Inc.
Investor Relations
Tel: +86-10-6590-7991
Email: vanceinfo@tpg-ir.com
In the US:
The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: vanceinfo@tpg-ir.com